UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

 Corinthian Colleges, Inc.
(Name of Issuer)

 COMMON STOCK, Par Value $0.0001 Per Share
(Title of Class of Securities)

 218868107
(CUSIP Number)

Veronica Dillon, Esq.
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071
(202) 334-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 218868107

1	NAMES OF REPORTING PERSONS The Washington Post Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. #53-0182885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,713,121
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,713,121
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,713,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2008 (the “Schedule 13D”), relating to the common stock, par value $0.0001 per share, of Corinthian Colleges, Inc., a Delaware corporation.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.         Identity and Background

Item 2 of the Schedule 13D is not amended, except in respect of Schedule A, which is amended and restated as attached hereto.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On February 6, 2008, the Company’s beneficial ownership of the Issuer’s Common Stock first exceeded 5% of the Issuer’s outstanding Common Stock.  The Company purchased the Subject Shares for investment purposes after determining that such purchases represented an attractive investment opportunity.  Except as set forth herein, the Company currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

The Company may continue, subject to price, market conditions and other factors, to explore opportunities to dispose of some or all of the shares of Issuer Common Stock it currently holds.

Item 5.          Interest in Securities of the Issuer

Paragraphs (a)-(e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) As of the date hereof, the Company owns 5,713,121 shares of Issuer Common Stock.  The 5,713,121 shares of Issuer Common Stock constitute 6.6% of the issued and outstanding shares of Issuer Common Stock, based upon disclosure in the Issuer’s most recent Form 10-Q that there were 86,181,145 shares of Issuer Common Stock issued and outstanding as of April 25, 2013.  The Company has the sole power to vote and dispose of the 5,713,121 shares of Issuer Common Stock.

(c) Schedule B attached hereto lists all transactions in the Issuer Common Stock during the past 60 days by the Company.  To the Company’s knowledge, no person named in Schedule A has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2013

THE WASHINGTON POST COMPANY

By:	/s/ Veronica Dillon
Name: Veronica Dillon, Esq.
Title: Senior Vice President, General Counsel and Secretary

4

SCHEDULE A

The following is a list of the directors and executive officers of The Washington Post Company, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of The Washington Post Company

Name	Position	Present Principal Occupation	Business Address

Donald E. Graham	Chairman, Board of Directors; Chairman, Executive Committee; Member, Finance Committee	Chairman, Board of Directors; Chief Executive Officer, The Washington Post Company	The Washington Post Company 1150 15th Street, N.W. Washington, D.C. 20071

Lee C. Bollinger	Director; Member, Compensation Committee	President, Columbia University	Columbia University in the City of New York 2960 Broadway New York, NY 10027

Christopher C. Davis	Director; Member, Audit Committee; Chairman, Finance Committee; Member, Executive Committee	Chairman, Davis Selected Advisers, Inc., an investment counseling firm	Davis Selected Advisors, Inc. 620 Fifth Avenue 3rd Floor New York, NY 10017

Barry Diller	Director; Member, Compensation Committee; Member, Executive Committee; Member, Finance Committee	Chairman and Senior Executive, IAC/ InterActiveCorp; Chairman and Senior Executive, Expedia, Inc.; Chairman and Senior Executive, TripAdvisor, Inc.	IAC/InterActiveCorp 555 West 18th Street New York, NY 10011

Name	Position	Present Principal Occupation	Business Address

Thomas S. Gayner	Director; Chairman, Audit Committee; Member, Finance Committee	President and Chief Investment Officer, Markel Corporation	Markel Corporation 4521 Highwoods Parkway Glenn Allen, VA 23060

David Goldberg	Director; Member, Finance Committee	Chief Executive Officer, SurveyMonkey	SurveyMonkey 285 Hamilton Avenue Suite 500 Palo Alto, CA 94301

Anne M. Mulcahy	Director; Chairman, Compensation Committee; Member, Executive Committee	Retired Chairman of the Board and Chief Executive Officer, Xerox Corporation	The Washington Post Company 1150 15th Street, N.W. Washington, D.C. 20071

Ronald L. Olson	Director; Member, Executive Committee	Attorney, Member of Munger, Tolles & Olsen LLP, a law firm	Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071

Larry D. Thompson	Director; Member, Compensation Committee	Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, PepsiCo, Inc.	PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577

G. Richard Wagoner, Jr.	Director; Member, Audit Committee	Retired Chairman of the Board and Chief Executive Officer, General Motors Corporation	The Washington Post Company 1150 15th Street, N.W. Washington, D.C. 20071

Katharine Weymouth	Director; Member, Finance Committee	Chief Executive Officer, Washington Post Media; Publisher, The Washington Post	The Washington Post 1150 15th Street, N.W. Washington, D.C. 20071

SCHEDULE A

Executive Officers of The Washington Post Company

Name	Position

Donald E. Graham	Chairman of the Board of Directors and Chief Executive Officer

Wallace R. Cooney	Vice President-Finance and Chief Accounting Officer

Veronica Dillon	Senior Vice President, General Counsel and Secretary

Hal S. Jones	Senior Vice President-Finance and Chief Financial Officer

Ann L. McDaniel	Senior Vice President

Gerald M. Rosberg	Senior Vice President-Planning and Development

SCHEDULE B

The following sets forth information regarding all transactions by the Company with respect to Issuer Common Stock during the past 60 days.  All such transactions were effected in the open market.

Date Sold	No. of Shares Sold	Average Sale Price ($/Share)*	Transaction Type
3/4/2013	11,800	$2.0360	Disposition
3/5/2013	67,055	$2.0536	Disposition
3/6/2013	30,656	$2.0535	Disposition
3/7/2013	96,900	$2.0731	Disposition
3/8/2013	181,900	$2.1407	Disposition

Date Sold	No. of Shares Sold	Average Sale Price ($/Share)*	Transaction Type
3/11/2013	130,200	$2.1683	Disposition
3/12/2013	16,300	$2.1544	Disposition
3/13/2013	24,847	$2.1505	Disposition
3/14/2013	79,800	$2.1564	Disposition
3/15/2013	67,609	$2.1532	Disposition
3/19/2013	5,300	$2.1500	Disposition
3/20/2013	58,956	$2.1524	Disposition
3/21/2013	42,100	$2.1854	Disposition
3/22/2013	100	$2.1500	Disposition
3/25/2013	37,738	$2.1728	Disposition
3/26/2013	500	$2.1600	Disposition
3/28/2013	1,205	$2.1500	Disposition

Date Sold	No. of Shares Sold	Average Sale Price ($/Share)*	Transaction Type
4/2/2013	15,000	$2.0188	Disposition
4/10/2013	59,665	$2.0055	Disposition
4/23/2013	23,602	$2.0000	Disposition
4/24/2013	4,200	$2.0064	Disposition
4/25/2013	265,361	$2.0383	Disposition
4/26/2013	167,992	$2.0303	Disposition
4/29/2013	152,120	$2.0161	Disposition
4/30/2013	53,800	$2.0053	Disposition

*Average sale price excludes commissions.